SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 7, 2007
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☑     Form 40-F   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K dated August 7, 2007 contains announcements regarding the release of Rüdiger A. Günther from his position as Chief Financial Officer and Labor Director of Infineon Technologies AG, the appointment of Peter J. Fischl as interim CFO and Labor Director of Infineon Technologies AG, and the company’s plans to divest its interest in Qimonda AG.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: August 7, 2007	By:	/s/ Dr. Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Michael Ruth
Michael Ruth
Corporate Vice-President

News Release/Presseinformation
Infineon terminates contract with CFO
Peter J. Fischl takes over as CFO and Labor Director as an interim measure
Neubiberg, Germany — August 06, 2007 — With immediate effect, the Supervisory Board of Infineon Technologies AG (FSE/NYSE: IFX) released Rüdiger A. Günther, Chief Financial Officer and Labor Director, from his positions. The Supervisory Board has asked Peter J. Fischl to assume the positions of CFO and Labor Director at Infineon as an interim measure.
The Supervisory Board decided to release Günther from his positions due to irreconcilable differences and immediately initiated the contract termination. Günther was appointed a member of the Board in April 2007 and became both CFO and Labor Director in May 2007. He originally succeeded Peter J. Fischl, who held the two positions until his retirement in May 2007.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications and security. In fiscal year 2006 (ending September), the company achieved sales of Euro 7.9 billion (including Qimonda sales of Euro 3.8 billion) with approximately 42,000 employees worldwide (including approximately 12,000 Qimonda employees). With a global presence, Infineon operates through its subsidiaries in the US from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/

News Release/Presseinformation
Infineon spells out plans to divest its interest in Qimonda
Neubiberg, Germany — August 6, 2007 — Infineon Technologies AG (FSE/NYSE: IFX) further specified the divestiture of its interest in Qimonda. Accordingly, Infineon aims to reduce its stake in Qimonda to significantly below 50 percent not later than by the Annual Shareholder Meeting 2009. The company will continue executing its strategy to reduce its stake through secondary offerings and other capital markets measures. Any cash inflow from such sales is to be used for selective acquisitions to strengthen Infineon’s business or to repurchase Infineon shares. The plan also envisages taking all necessary measures at the Annual Shareholder Meeting 2008 required to enable distribution of Qimonda shares as a dividend in kind to Infineon shareholders. Such a dividend would then be possible after the Annual Shareholder Meeting 2009.
“Carving-out and listing our memory business last year effectively created two focused companies, each with a well-defined strategy and clear prospects. With today’s decision, we are gaining another option to reduce our stake and are increasing the flexibility regarding the speed of the reduction. At the same time we are strengthening both companies and are accommodating the interests of our shareholders,” said Dr. Wolfgang Ziebart, President and Chief Executive Officer of Infineon Technologies AG.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications and security. In fiscal year 2006 (ending September), the company achieved sales of Euro 7.9 billion (including Qimonda sales of Euro 3.8 billion) with approximately 42,000 employees worldwide (including approximately 12,000 Qimonda employees). With a global presence, Infineon operates through its subsidiaries in the US from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/